QUANTITATIVE ALPHA TRADING INC.
40 Village Centre Place
Mississauga, Ontario
L4Z 1V9

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2012

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Quantitative Alpha Trading Inc. (the “Corporation”) will be held at the LE MERIDIAN KING EDWARD HOTEL – KENSINGTON ROOM, LOCATED AT 37 KING STREET EAST, TORONTO, ONTARIO, M5C 1E9 ON MONDAY, MAY 14, 2012 AT THE HOUR OF 10:00 A.M. (TORONTO TIME), for the following purposes:

1.	To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2011;

2.	To fix the number of directors on the board of directors of the Corporation (the “Board of Directors”) at nine (9) and to elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.	To move the registered offices of the Corporation to 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5;

5.	To ratify the Board of Directors’ decision to adopt a new fixed stock option plan; and

6.	To transact such other business as may properly be brought before the Meeting.

         The enclosed Information Circular accompanying this Notice of Meeting should be consulted for further details on the matters to be acted upon.

          DATED as of the 9th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“James McGovern”
James McGovern
Chief Executive Officer

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on April 9, 2012 are entitled to notice of the Meeting and only those holders of the common shares of the Corporation of record at the close of business on April 9, 2012, or who subsequently become shareholders and comply with the provisions of the Ontario Business Corporations Act (“OBCA”), are entitled to vote at the Meeting. If you are unable to attend in person, kindly fill in, sign and return the enclosed proxy in the envelope provided for that purpose.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Facsimile: 1-866-249-7775 (in North America) 1-416-263-9524 (outside North America) not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.